UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 10, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

November 10, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in session held on November 9, 2021 by means of which IFS´s Board of Directors approved to call for General Extraordinary Shareholders Meeting in accordance with IFS’s Bylaws and applicable law, to be held on first call on November 24, 2021 and on second call on November 30, 2021, both at 11:00 a.m. (Lima, Peru time) in virtual mode, IFS´s Board of Directors approved the following resolution in regard to the following point of Agenda to be discussed at the summoned General Extraordinary Shareholders Meeting:

Distribution of extraordinary dividends out of IFS´s accumulated results.

“Submit to consideration and approval of the General Shareholders Meeting of IFS, the distribution of a total amount of US$75,041,008.20 (Seventy-five million forty-one thousand eight and 20/100 dollars) as extraordinary dividends out of the accumulated results of IFS, in favor of all the shareholders of the same at a rate of US$0.65 per share”.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: November 10, 2021	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel